SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F  ☑          Form 40-F  ☐

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐          No  ☑

SIGNATURES
CONSOLIDATED FINANCIAL RESULTS
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
OPERATING SEGMENT INFORMATION
SUPPORT DOCUMENTATION (CONSOLIDATION)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION

(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: July 26, 2005

Makita Corporation

Consolidated Financial Results
for the three months
ended June 30, 2005
(U.S. GAAP Financial Information)

(English translation of “ZAIMU/GYOSEKI NO GAIKYO”
originally issued in the Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2005

July 26, 2005

Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President

1.	Notes to consolidated financial statements for the three months ended June 30, 2005

(1)	Adoption of simplified accounting methods: None.

(2)	Accounting policy changes from the year ended March 31, 2005: None.

(3)	Change in scope of consolidation and equity method: Consolidation (Excluded): 1 Joyama Kaihatsu Ltd.

2.	Results of the three months ended June 30, 2005 (From April 1, 2005 to June 30, 2005)

(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the three months		For the three months		For the year
	ended June 30,		ended June 30,		ended March 31,
	2004		2005		2005
		%		%		%
Net sales	46,575	8.5	50,221	7.8	194,737	5.8
Operating income	10,451	245.7	15,861	51.8	31,398	113.6
Income before income taxes	10,933	230.5	16,105	47.3	32,618	101.7
Net income	6,847	383.9	15,621	128.1	22,136	187.8

	Yen

Net income per share:
Basic	47.59		108.65		153.89
Diluted	45.95		—		148.78

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

[Qualitative information on consolidated financial results]

     Owing to strong sales of new products in Japan as well as increases in sales in overseas markets, with the exception of Asia outside Japan, net sales were 7.8% higher than for the same quarter of the previous year and amounted to 50,221 million yen.

     Profitwise, as a result of special factors, including exemption from a portion of the liabilities of a golf course management subsidiary that has undergone civil rehabilitation and has been sold, operating income rose 51.8% over the same quarter of the previous year, to 15,861 million yen; income before income taxes increased 47.3%, to 16,105 million yen; and net income rose 2.3 times, to 15,621 million yen.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	1

(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	June 30, 2004	June 30, 2005	March 31, 2005

Total assets	280,500	284,636	289,904
Shareholders’ equity	203,796	230,572	219,640
Shareholders’ equity ratio to total assets (%)	72.7%	81.0%	75.8%

	Yen

Shareholders’ equity per share	1,416.46	1,603.85	1,527.64

[CONSOLIDATED CASH FLOWS]

	Yen (million)
	For the three months	For the three months	For the year
	ended June 30,	ended June 30,	ended March 31,
	2004	2005	2005

Net cash provided by operating activities	1,752	2,448	16,842
Net cash provided by (used in) investing activities	(101)	12,514	154
Net cash used in financing activities	(1,916)	(9,917)	(16,177)
Cash and cash equivalents, end of period	24,892	30,447	25,384

[Qualitative information on consolidated cash flows]

     Total cash and cash equivalents (“cash”) at the end of period amounted to 30,447 million yen, up 5,063 million yen from the previous year.

     (Net Cash Provided by Operating Activities)

     Net cash provided by operating activities amounted to 2,448 million yen for the quarter under review. This reflected net income of 15,621 million yen, the deduction of a gain of 8,479 million yen due to the exemption of liabilities of a golf course management subsidiary that did not result in an increase in cash, and an increase in inventories of 1,921 million yen.

     (Net Cash Provided by Investing Activities)

     Net cash provided by investing activities amounted to 12,514 million yen for the quarter under review. Although the Company made capital investments of 1,977 million yen, this was more than offset by proceeds from the sale of securities and the transfer of certain time deposits to cash accounts.

     (Net Cash Used in Financing Activities)

     Net cash used in financing activities was 9,917 million yen, reflecting the reimbursement of a portion of golf course members’ deposits in connection with civil rehabilitation of a golf course management subsidiary, the payment of dividends and other factors.

(Ref.)
[Qualitative information about the forecast for the year ending March 31, 2006]

     The outlook for performance announced on April 28, 2005, has not been revised.

FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	2

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	June 30,	Increase
	2005	2005	(Decrease)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	25,384	30,447	5,063
Time deposits	7,867	3,950	(3,917)
Marketable securities	58,015	49,576	(8,439)
Trade receivables-
Notes	1,687	1,767	80
Accounts	38,997	36,638	(2,359)
Less- Allowance for doubtful receivables	(1,178)	(1,193)	(15)
Inventories	66,003	68,237	2,234
Deferred income taxes	3,831	6,356	2,525
Prepaid expenses and other current assets	7,286	8,027	741

Total current assets	207,892	203,805	(4,087)

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,673	17,550	(123)
Buildings and improvements	51,085	51,117	32
Machinery and equipment	73,356	72,375	(981)
Construction in progress	790	1,487	697

	142,904	142,529	(375)
Less- Accumulated depreciation	(90,080)	(89,185)	895

	52,824	53,344	520

INVESTMENTS AND OTHER ASSETS:
Investment securities	22,373	20,876	(1,497)
Deferred income taxes	390	344	(46)
Other assets	6,425	6,267	(158)

	29,188	27,487	(1,701)

	289,904	284,636	(5,268)

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	3

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31,	June 30,	Increase
	2005	2005	(Decrease)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,060	8,565	(495)
Trade notes and accounts payable	10,574	10,551	(23)
Accrued payroll	7,695	5,834	(1,861)
Club members’ deposits	12,836	—	(12,836)
Accrued expenses and other	12,248	12,958	710
Income taxes payable	5,695	3,074	(2,621)
Deferred income taxes	118	133	15

Total current liabilities	58,226	41,115	(17,111)

LONG-TERM LIABILITIES:
Long-term indebtedness	88	76	(12)
Accrued retirement and termination benefits	5,126	4,968	(158)
Deferred income taxes	4,538	5,494	956
Other liabilities	887	1,023	136

	10,639	11,561	922

MINORITY INTERESTS	1,399	1,388	(11)

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—
Additional paid-in capital	45,430	45,430	—
Legal reserve and retained earnings	163,171	173,616	10,445
Accumulated other comprehensive loss	(9,249)	(8,728)	521
Treasury stock, at cost	(3,517)	(3,551)	(34)

	219,640	230,572	10,932

	289,904	284,636	(5,268)

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	4

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the three		For the three				For the
	months ended		months ended				year ended
	June 30,		June 30,		Increase		March 31,
	2004		2005		(Decrease)		2005

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	46,575	100.0	50,221	100.0	3,646	7.8	194,737	100.0
Cost of sales	27,672	59.4	29,625	59.0	1,953	7.1	113,323	58.2

GROSS PROFIT	18,903	40.6	20,596	41.0	1,693	9.0	81,414	41.8
Selling, general, administrative and other expenses	8,452	18.2	4,735	9.4	(3,717)	(44.0)	50,016	25.7

OPERATING INCOME	10,451	22.4	15,861	31.6	5,410	51.8	31,398	16.1

OTHER INCOME (EXPENSES):
Interest and dividend income	329	0.7	317	0.6	(12)	(3.6)	1,157	0.6
Interest expense	(159)	(0.3)	(133)	(0.3)	26	16.4	(588)	(0.3)
Exchange gains (losses) on foreign currency transactions, net	(82)	(0.2)	(154)	(0.3)	(72)	(87.8)	37	0.0
Realized gains on securities, net	208	0.4	189	0.4	(19)	(9.1)	453	0.2
Other, net	186	0.5	25	0.1	(161)	(86.6)	161	0.1

Total	482	1.1	244	0.5	(238)	(49.4)	1,220	0.6

INCOME BEFORE INCOME TAXES	10,933	23.5	16,105	32.1	5,172	47.3	32,618	16.7

PROVISION FOR INCOME TAXES:	4,086	8.8	484	1.0	(3,602)	(88.2)	10,482	5.3

NET INCOME	6,847	14.7	15,621	31.1	8,774	128.1	22,136	11.4

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	5

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the three	For the three	For the
	months ended	months ended	year ended
	June 30,	June 30,	March 31,
	2004	2005	2005
Net cash provided by operating activities	1,752	2,448	16,842
Net cash provided by (used in) investing activities	(101)	12,514	154
Net cash used in financing activities	(1,916)	(9,917)	(16,177)
Effect of exchange rate changes on cash and cash equivalents	581	18	(11)

Net change in cash and cash equivalents	316	5,063	808
Cash and cash equivalents, beginning of period	24,576	25,384	24,576

Cash and cash equivalents, end of period	24,892	30,447	25,384

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	6

OPERATING SEGMENT INFORMATION

For the three months ended June 30, 2004

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	12,441	8,904	17,833	1,974	5,423	46,575	—	46,575
(2) Intersegment	10,242	903	1,303	7,945	55	20,448	(20,448)	—

Total	22,683	9,807	19,136	9,919	5,478	67,023	(20,448)	46,575

Operating expenses	15,790	9,472	17,224	8,775	5,056	56,317	(20,193)	36,124
Operating income	6,893	335	1,912	1,144	422	10,706	(255)	10,451

For the three months ended June 30, 2005

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	12,329	9,294	20,242	2,173	6,183	50,221	—	50,221
(2) Intersegment	10,924	604	1,553	8,527	55	21,663	(21,663)	—

Total	23,253	9,898	21,795	10,700	6,238	71,884	(21,663)	50,221

Operating expenses	12,199	9,782	19,083	9,232	5,515	55,811	(21,451)	34,360
Operating income	11,054	116	2,712	1,468	723	16,073	(212)	15,861

For the year ended March 31, 2005

	Yen (millions)
							Corporate
		North					and elimi-	Consoli-
	Japan	America	Europe	Asia	Other	Total	nations	dated
Sales:
(1) External customers	50,955	38,607	75,864	7,378	21,933	194,737	—	194,737
(2) Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	—

Total	98,741	42,190	81,666	42,315	22,101	287,013	(92,276)	194,737

Operating expenses	82,826	40,580	71,541	37,389	21,146	253,482	(90,143)	163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398

Note:	Segment information is determined by the location of the Company and its relevant subsidiaries.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	7

SUPPORT DOCUMENTATION (CONSOLIDATION)

1. Consolidated results and forecast

	Yen (millions)
	For the three months		For the three months
	ended June 30,		ended June 30,
	2004		2005
	(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)
Net sales	46,575	8.5	50,221	7.8
Domestic	8,896	(1.8)	9,399	5.7
Overseas	37,679	11.3	40,822	8.3
Operating income	10,451	245.7	15,861	51.8
Income before income taxes	10,933	230.5	16,105	47.3
Net income	6,847	383.9	15,621	128.1
Net income per share (Yen)	47.59		108.65
Employees	8,499		8,427

	Yen (millions)
	For the year			For the six months			For the year
	ended March 31,			ending September 30,			ending March 31,
	2005			2005			2006
	(Results)			(Forecast)			(Forecast)
	(Amount)		(%)	(Amount)		(%)	(Amount)		(%)
Net sales	194,737		5.8	99,300		1.9	198,500		1.9
Domestic	39,379		0.6	19,300		1.4	39,000		(1.0)
Overseas	155,358		7.2	80,000		2.0	159,500		2.7
Operating income	31,398		113.6	23,000		18.2	36,000		14.7
Income before income taxes	32,618		101.7	23,500		16.1	37,000		13.4
Net income	22,136		187.8	21,500		66.0	30,000		35.5
Net income per share (Yen)		153.89			149.54			208.66
Employees		8,560			—			—

Note:	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	8

2. Consolidated net sales by geographic area

	Yen (millions)
	For the three		For the three		For the
	months ended		months ended		year ended
	June 30,		June 30,		March 31,
	2004		2005		2005
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	8,896	(1.8)	9,399	5.7	39,379	0.6
North America	8,937	(8.1)	9,184	2.8	38,490	(8.0)
Europe	17,676	15.2	20,098	13.7	75,263	13.4
Asia	4,883	33.5	4,348	(11.0)	16,341	14.7
Other regions	6,183	20.4	7,192	16.3	25,264	12.2
Total	46,575	8.5	50,221	7.8	194,737	5.8

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.

3. Exchange rates

	Yen
	For the three	For the three	For the	For the
	months ended	months ended	year ended	year ending
	June 30,	June 30,	March 31,	March 31,
	2004	2005	2005	2006
	(Results)	(Results)	(Results)	(Forecast)
Yen/U.S. Dollar	109.63	107.73	107.55	105
Yen/Euro	132.15	135.47	135.17	135

4. Sales growth in local currency basis (major countries)

For the three
months ended
June 30, 2005
(Results)
U.S.A.	4.5%
Germany	4.4%
U.K.	10.2%
France	22.4%
China	0.3%
Australia	2.3%

5. Production ratio (unit basis)

	For the three	For the three	For the
	months ended	months ended	year ended
	June 30,	June 30,	March 31,
	2004	2005	2005
	(Results)	(Results)	(Results)
Domestic	31.5%	28.6%	28.4%
Overseas	68.5%	71.4%	71.6%

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	9

6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the three	For the three	For the year	For the year
	months ended	months ended	ended	ending
	June 30,	June 30,	March 31,	March 31,
	2004	2005	2005	2006
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	1,035	1,977	6,655	11,000
Depreciation and amortization	1,321	1,260	5,381	5,400
R&D cost	1,031	1,096	4,085	4,200

7. Consolidated cash flow

	Yen (millions)
	For the three	For the three	For the year
	months ended	months ended	ended
	June 30,	June 30,	March 31,
	2004	2005	2005
	(Results)	(Results)	(Results)
Net cash provided by operating activities	1,752	2,448	16,842
Net cash provided by (used in) investing activities	(101)	12,514	154
Net cash used in financing activities	(1,916)	(9,917)	(16,177)

English Translation of “ZAIMU/GYOSEKI NO GAIKYO” originally issued in the Japanese language	10